04036332

82- 34785

rockenergy INC.

Rock Energy Reports Results for the Quarter ended June 30, 2004

August 11, 2004

Calgary, ALBERTA: Rock Energy Inc. (TSX: RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal quarter ended June 30, 2004.

During the period capital expenditures were primarily focused on increasing our undeveloped land position, which now exceeds 8,500 net acres, and the inventory of exploration drilling prospects which continues to grow. Operationally the production from our Medicine River property declined from 186 boe/d during the quarter ended March 31, 2004 to 171 boe/d for the current quarter. This decline is essentially a result of natural declines in the gas wells, plus rate limitations imposed on the oil wells. Compared to the same quarter in the prior year production increased approximately 10%.

Financial results for the period remained positive with revenue, funds from operations and net income all higher for the quarter ended June 30, 2004 compared to the prior year period. These increases were driven by higher production, product prices and interest income and lower net G&A expense partially offset by higher royalties. Capital expenditures of $1.0 million increased significantly during the quarter and were funded from operations and working capital. Our positive working capital position of $15.3 million will be able to fund our grass roots program for the remainder of the calendar year.

As we enter the last half of 2004, Rock continues to develop a grass roots program in east central Alberta and west central Saskatchewan. Drilling of our exploration prospect inventory will begin in the third calendar quarter of 2004 and we expect to test 6 -10 exploration leads by year-end. In addition to this exploration program, we continue to aggressively pursue both corporate and asset acquisition opportunities that will complement our activities and solidify our foundation.

CORPORATE SUMMARY		
FINANCIAL	Three months ended June 30, 2004	Three months ended June 30, 2003
Oil and gas revenue	$661,851	$524,146
Cash flow from operations	$276,367	$111,324
Per share – basic and diluted	$0.03	$0.04
Net income	$145,120	$57,807
Per share – basic and diluted	$0.02	$0.02
Capital expenditures, net	$1,018,682	$125,874

Dlw 8/18

	As at June 30, 2004	As at June 30, 2003
Working capital	$15,322,639	$2,675,315
Common shares outstanding	8,993,152	3,476,373
Options outstanding	418,848	nil.
	9,412,000	3,476,373
OPERATIONS	Three months ended June 30, 2004	Three months ended June 30, 2003
Average daily production		
Crude oil and NGLs (bbls/d)	99	75
Natural gas (mcf/d)	433	481
Barrels of oil equivalent (boe/d)	171	155
Average product prices		
Crude oil (CDN$/bbl)	$42.26	$36.26
NGLs (CDN$/bbl)	$38.87	$30.99
Natural gas (CDN$/mcf)	$7.30	$6.52
BOEs (CDN$/boe)	$42.54	$37.13
Field netback (CDN$/boe)	$23.79	$21.03

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated August 11, 2004 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three months ended June 30, 2004 and the consolidated financial statements for the year-ended March 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year-ended March 31, 2004.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Rock Energy Inc. ("Rock" or the Company") is actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

Production

Production	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gas (mcf/d)	433	481	(10%)
Oil (bbl/d)	81	57	42%
NGL (bbl/d)	18	18	-
boe/d (6:1)	171	155	10%

For the first fiscal quarter boe production increased by 10% over the equivalent quarter in 2003 as a result of a re-completed Jurassic oil well that was tied-in in October 2003 partially offset by natural production declines.

Product Prices

Realized Product Prices	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gas ($/mcf)	7.30	6.52	12%
Oil ($/bbl)	42.26	36.26	17%
NGL ($/bbl)	38.87	30.99	25%
boe (6:1)	42.54	37.13	15%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	6.11	5.63	9%
Gas – AECO C Daily Spot ($/mcf)	7.00	6.81	3%
Oil – WTI Cushing (US$/bbl)	38.31	28.91	33%
Oil – Edmonton light ($/bbl)	50.61	41.12	23%
US$/Cdn$ exchange rate	0.736	0.716	3%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Oil and Gas Revenue	$661,851	$524,146	26%
Other Income	$67,809	$12,466	444%

Increased production and product prices resulted in an increase to oil and gas revenue for the quarter ended June 30, 2004 in comparison to the quarter ended June 30, 2003.

Other income increased five-fold over the same quarter of 2003 as a result of higher cash balances from previous financings being invested. Interest income is expected to decline as the Company's capital program gets underway and cash balances are reduced.

Royalties

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Royalties	$172,561	$106,465	62%
As percentage of oil and gas revenue	26.1%	20.3%	28.6%
Per boe (6:1)	$11.08	$7.54	47%

Royalties for the quarter ended June 30, 2004 are higher on all bases in comparison to the same quarter of 2003, mainly as a result of higher realized product prices and the inclusion of an estimated freehold mineral tax adjustment for 2004. The 2003 freehold mineral tax adjustment was recorded in its entirety in the fourth quarter of the previous fiscal year and therefore does not appear in the quarter ended June 30, 2003.

Operating Expense

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Operating expense	$119,760	$120,865	(1%)
Per boe (6:1)	$7.67	$8.56	(10%)

Operating expenses on a per boe basis have been reduced by 10% over the same quarter last year due to increased production volumes between the equivalent quarters. Operating expenses in aggregate remained at about the same level between quarters as the costs associated with the new production were offset by efficiencies gained at the property.

General and Administrative (G&A) Expense

In October 2003, we increased our number of staff from four (in the fourth quarter of fiscal 2003) to seven (in the third and fourth quarters of fiscal 2004), to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs. The overhead costs have been allocated based on the percentage of salaries associated with exploration and development staff.

G&A Expense	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gross	$282,051	$175,093	61%
Per boe (6:1)	$18.10	$12.40	46%
Capitalized	$121,676	N.A.	N.A.
Per boe (6:1)	$7.81	N.A.	N.A.
Net	$160,375	$175,093	(8%)
Per boe (6:1)	$10.29	$12.40	(17%)

Interest Expense

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Interest expense	$597	$22,865	(97%)
Per boe (6:1)	$0.04	$1.62	(98%)

Interest expense for the quarter ended June 30, 2003 consisted primarily of interest incurred in conjunction with the flow-through share issues. The resource deductions with respect to the financings has been renounced to the investors, however the Company has not yet spent all of the funds. As a result, the Company will incur a financing charge on the amount yet to be spent.

Depletion and Depreciation (D&D)

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
D&D expense	$79,650	$49,148	62%
Per boe (6:1)	$5.11	$3.48	47%

The depletion and depreciation expense and boe rate for the quarter ended June 30, 2004 were higher compared to the same quarter in 2003 due to a higher capital base.

Accretion

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Accretion expense	$5,303	$4,369	21%
Per boe (6:1)	$0.34	$0.31	10%

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the quarter no new obligations or abandonment work occurred.

Funds from Operations and Net Income

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Funds from Operations	$276,367	$111,324	148%
Per boe (6:1)	$17.74	$7.88	125%
Per share (basic & fully diluted)	$0.03	$0.04	(25%)
Net Income	$145,120	$57,807	151%
Per boe (6:1)	$9.31	$4.09	128%
Per share (basic & fully diluted)	$0.02	$0.02	0%
Weighted Average Shares	8,993,152	3,004,187	199%
Outstanding	9,067,763	3,004,187	201%
Fully diluted			

Per share amounts have been restated for all periods to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended June 30, 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004.

Funds from operations and net income for the quarter ended June 30, 2004 were $276,367 or $0.03 per share and $145,120 or $0.02 per share respectively. Funds from operations and net income improved over the same quarter of last year due to higher oil and gas revenues, interest income and lower net general and administrative expenses.

Capital Expenditures

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Office equipment	$nil	$58,214	n/a
Capitalized G&A	$121,676	$nil	n/a
Land	$780,441	$nil	n/a
Geological and Geophysical	$109,718	$nil	n/a
Exploration and Development	$6,847	$67,660	(90%)
Total	$1,018,682	$125,874	710%

Capital expenditures for the quarter ended June 30, 2004 was focused on building the Company's undeveloped land base, building our base to approximately 8,500 undeveloped acres at quarter end. Drilling of prospects is expected to commence in the third calendar quarter of 2004.

Liquidity and Capital Resources

Our net working capital position as at June 30, 2004 totaled $15.3 million, consisting mostly of term deposits or cash. The decrease from March 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at June 30, 2004 ($nil

at March 31, 2004), other than trade payables of $0.8 million ($0.8 million at March 31, 2004).

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarter ended March 31, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)	3 Months Ended 03/31/03 (unaudited)
Production (boe/d)	171	186	192	174	155	185
Price realizations ($/boe)	$42.54	$39.48	$34.78	$35.25	$37.13	$47.40
Royalties ($/boe)	$11.08	$11.16	$8.36	$9.73	$7.54	$12.66
Operating expense ($/boe)	$7.67	$6.56	$5.24	$7.99	$8.56	$9.60
Field Netback ($/boe)	$23.79	$21.76	$21.18	$17.53	$21.03	$25.14
Net G&A expense	$160,375	$211,021	$145,888	$190,526	$175,093	$146,779
Stock-based compensation	$46,294	$46,295	$ nil	$ nil	$ nil	$ nil
Funds from operations	$276,367	$301,161	$105,465	$88,383	$111,324	$279,826
Net income	$145,120	$158,282	$23,380	$14,001	$57,807	$220,609
Capital expenditures	$1,018,682	$318,888	$192,625	$386,392	$125,874	$26,961

	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03	As at 03/31/03
Working capital ($000)	$15,323	$16,065	$2,881	$2,377	$2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Outstanding Share Data

At the date of this report there are 8,993,152 common shares outstanding and 451,848 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

June 30, 2004 and March 31, 2004

	June 30, 2004 *(unaudited)*	March 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	$15,693,151	$16,293,473
Accounts receivable	271,915	302,351
Prepaids and other deposits	139,572	126,989
Other assets	-	127,723
	16,104,638	16,850,536
Property, plant and equipment	4,332,548	3,313,866
Accumulated depletion and depreciation	(426,370)	(346,720)
	3,906,178	2,967,146
Goodwill	2,051,967	2,051,967
	$22,062,783	$21,869,649
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$781,999	$785,582
Asset retirement obligation	287,393	282,090
Shareholders' Equity:		
Share capital (note 1)	20,281,602	20,281,602
Contributed surplus	92,590	46,296
Retained earnings	619,199	474,079
	20,993,391	20,801,977
	$22,062,783	$21,869,649

See accompanying noted to consolidated financial statements.

Approved by the Board:

(Signed) *"Stuart G. Clark"*
Director

(Signed) *"Allen J. Bey"*
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings

For the Three Months Ended June 30, 2004 and 2003

	2004 *(unaudited)*	**2003** *(unaudited, restated)*
Revenues		
Oil and gas revenue	$661,851	$524,146
Royalties, net of ARTC	(172,561)	(106,465)
Other income	67,809	12,466
	557,099	430,147
Expenses:		
General and administrative	160,375	175,093
Operating	119,760	120,865
Interest	597	22,865
Stock based compensation (note 2)	46,294	-
Accretion	5,303	4,369
Depletion and depreciation	79,650	49,148
	411,979	372,340
Net income for the period	145,120	57,807
Retained earnings, beginning of period	474,079	220,609
Retained earnings, end of period	$619,199	$278,416
Basic and diluted earnings per share (note 3)	$0.02	$0.02

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows

For the Three Months Ended June 30, 2004 and 2003

	2004 *(unaudited)*	2003 *(unaudited, restated)*
Cash provided by (used in):		
Operating:		
Net income for the period	$145,120	$57,807
Add: Non-cash items:		
Depletion and depreciation	79,650	49,148
Accretion	5,303	4,369
Stock-based compensation (note 2)	46,294	-
	276,367	111,324
Changes in non-cash working capital	161,323	475,154
	437,690	586,478
Financing:		
Issuance of common shares	-	77,000
Changes in non-cash working capital	(19,330)	-
	(19,330)	77,000
Investing:		
Acquisition of property, plant and equipment	(1,018,682)	(125,874)
	(1,018,682)	(125,874)
Decrease/Increase in cash and cash equivalents	(600,322)	537,604
Cash and cash equivalents, beginning of period	16,293,473	2,174,331
Cash and cash equivalents, end of period	$15,693,151	$2,711,935
Interest paid and received:		
Interest paid	$121	$57
Interest received	$67,554	$12,466

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended June 30, 2004

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended March 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended March 31, 2004.

1. Share Capital

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares Issued:

Common shares of Rock	Number	Consideration
Issued and outstanding on March 31 and June 30, 2004	8,993,152	$20,281,602

As at March 31 and June 30, 2004 no preference shares were outstanding.

As of March 31 and June 30, 2004, Rock is committed to spend $0.6 million on drilling and exploration activities before December 31, 2004 and $1.2 million on drilling and exploration activities before December 31, 2005 in order to satisfy its flow through share commitments.

Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. As at March 31 and June 30, 2004 all of the 418,848 options were outstanding.

2. Stock-based compensation:

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options as at the grant date is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate: 4%
Expected life: 3 year average
Expected volatility: 30%
Expected dividend yield: 0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

3. Per Share Information

	Three months ended June 30, 2004	Three months ended June 30, 2003
Basic		
Net income per share	$0.02	$0.02
Weighted average number of shares outstanding	8,993,152	3,004,187
Diluted		
Net income per share	$0.02	$0.02
Weighted average number of shares outstanding	9,067,763	3,004,187

The number of shares used to calculate diluted net income per share for the three months ended June 30, 2004 included the weighted average number of shares outstanding of 8,993,152 (three months ended June 30, 2003 – 3,004,187) plus 74,611 (three months ended June 30, 2003 – nil) shares related to the dilutive effect of stock options.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO or
(403) 218-4380

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

This press release contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf of gas to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.